Filed Pursuant to Rule 424(b)
                                             (3) and Rule 424(c), Registration
                                             Statement No. 333-20849


                        PHARMACEUTICAL FORMULATIONS, INC.

                SUPPLEMENT NO. 1 TO PROSPECTUS DATED MAY 9, 1997

     On July 3, 1997, the Company received an arbitration demand dated June 27, 1997 from the estate of Dr. Max Tesler, the former President of the Company who died in December 1996. For alleged breaches of employment and other agreements between the Company and Dr. Tesler, the estate is seeking an award of $5,500,000 in compensatory damages, $10,000,000 in punitive damages and such number of shares of common stock of the Company as would equal 10% of the total number of shares. For claimed tortuous conduct, the estate is seeking $20,000,000 for intentional infliction of emotional distress and $5,000,000 for prima facie tort. The estate is also seeking attorney's fees and a revised warrant agreement pursuant to claimed antidilution provisions.

     The claimed breaches of contract include failure to pay (a) salary through December 1998, (b) change of control payments on the assumption that there was a change of control as defined in the agreements with Dr. Tesler with the election of a new Board of Directors at the November 1996 annual meeting and (c) death benefits. With respect to the claim for continuing salary, the Company has advised the estate of counterclaims which the Company has, which exceed the amount of such payments. The Company maintains that as a result of the termination of Dr. Tesler's employment in December 1995, the Company ceased to have any liability under the change-of-control and death benefit provisions of the various agreements with Dr. Tesler, as well as having other defenses to such claims. It is also the Company's position that certain provisions of the warrants issued to Dr. Tesler, as detailed in the Company's Form 10-K for 1996, were not as agreed and authorized.

     The Company has accrued the continuing salary due to Dr. Tesler's estate for the period through December 1998. It has not made provision for any of the other amounts claimed, nor has it accrued any amounts due from the estate. As noted above, the Company believes that the unreserved for claims by the estate are without merit and that the Company has valid offsetting claims. The Company intends to vigorously defend against the arbitration claim and to prosecute its claims against the estate.

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     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

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            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                 ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                           ---------------------------

             The date of this Prospectus Supplement is July 15, 1997